SEC 19008085

PUBLIC

ANNUAL AUDITED REPORT
~~FORM X-17A-5~~
PART III

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SEC FILE NUMBER
8- 53360

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Rockport Venture Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

215 Morris Avenue, Second Floor, Suite 7
(No. and Street)

Spring Lake, (City) NJ (State) 07762 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mark Bosland (732) 359-7109
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Alvarez & Associates, Inc. Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

9221 Corbin Ave., Suite 165 (Address) Northridge, (City) CA (State) 91324 (Zip Code)

SEC Mail Processing
MAR 01 2019
Washington, DC

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Mark Bosland, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Rockport Venture Securities, LLC, as of December 31, 20 18, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SUSAN R. REGEN
Notary Public
State of New Jersey
My Commission Expires Oct. 30, 2019
I.D.# 50005292

Signature

Managing Director
Title

Susan R Regen
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of ____________________
County of ____________________
Subscribed and sworn to (or affirmed) before me on this ____ day of _____________,
_____ by
________________________ proved to me on the basis of satisfactory evidences to be the person who appeared before me.
Notary Public ____________________

ALVAREZ & ASSOCIATES, INC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Directors and Equity Owner of Rockport Venture Securities, LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Rockport Venture Securities, LLC (the "Company") as of December 31, 2018, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of December 31, 2018 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Alvarez & Associates, Inc.

Alvarez & Associates, Inc.

We have served as the Company's auditor since 2018.
Northridge, California
February 27, 2019

818-451-4661

9221 Corbin Avenue Suite 165
Northridge, California 91324
www.AAICPAs.com

Rockport Venture Securities, LLC
Statement of Financial Condition
December 31, 2018

Assets

Cash	$	12,359
Accounts receivable		143,591
Prepaid expenses		4
Total assets	$	155,954

Liabilities and Member's Equity

Liabilities

Accounts payable and accrued expenses	$	7,200
Commissions payable		86,154
Total liabilities		93,354

Commitments and contingencies

Member's Equity

Member's equity		62,600
Total member's equity		62,600
Total liabilities and member's equity	$	155,954

The accompanying notes are an integral part of these financial statements.

Note 1 - Summary of Significant Accounting Policies

This summary of significant accounting policies of Rockport Venture Securities, LLC (the "Company") is presented to assist in understanding the Company's financial statements. The financial statements and notes are representation of the Company's management, who are responsible for their integrity and objectivity.

Nature of operations

The Company was organized on May 18, 2001 in the state of Delaware and commenced active operations on November 6, 2001. The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934, a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC"). Its principal business activity is to provide placement services for companies. The Company is a wholly owned subsidiary of Rockport Venture Partners, LLP (the "Parent").

Method of accounting

The books for accounting reflect transactions on the accrual method of accounting.

Accounts receivable

Accounts receivable are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial.

Property and equipment

Property and equipment are stated at cost. Repairs and maintenance to these assets are charged to expense as incurred; major improvements enhancing the function and/or useful life are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized. Property and equipment is fully depreciated as of December 31, 2018.

Income taxes

The Company is treated as a disregarded entity for federal income tax purposes, in accordance with single member limited liability company rules. All tax effects of the Company's income or loss are passed through to the member. Therefore, no provision or liability for Federal Income Taxes is included in these financial statements.

Note 1 - Summary of Significant Accounting Policies - Continued

The Company has adopted FASB ASC 740-10, "Accounting for Uncertainty in Income Taxes." The standard prescribes a recognition threshold and measurement attribute for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return and disclosures required. Under this standard, an entity may only recognize or continue to recognize tax positions that meet a "more likely than not" threshold. The Company has determined that there are no material uncertain tax positions that require recognition or disclosure in the financial statements. The Company in generally subject to potential examination by taxing jurisdictions for the prior three years.

Revenue Recognition

Private Placements

The Company earns placement fees in non-underwritten transactions, such as private placements of debt securities and equity securities,. The Company records placement revenues at the point in time when the services for the transactions are completed under the terms of each assignment or engagement contract, and collectability is probable. Retainer fees are nonrefundable and recognized when earned.

Use of Estimates

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 - Property and Equipment

Property and equipment consists of the following:

		Useful Life
Furniture and fixtures	$ 15,807	5 years
Computers and equipment	35,977	5 years
Total property and equipment	51,784	
Less: accumulated depreciation	51,784	
Total property and equipment, net	$ -	

Note 3 – Office Space

The Company leases office space from an affiliate in New Jersey. Rather than signing a formal lease agreement, the lease is based on a month-to-month agreement, in which the affiliate has the right to terminate this lease at any time, as does the landlord. The Company occupies a small share of this space. As of March 1, 2018, the affiliate no longer charges the Company a monthly fee for this shared office space.

It is possible that the terms of certain of the related party transactions are not the same as those that would result for transactions among wholly unrelated parties.

Note 4 - Commitments and Contingencies

The Company had no commitments and had not been named as a defendant in any lawsuit as of December 31, 2018, or during the year then ended.

Note 5 - Subsequent Events

On January 4, 2019, the Company brought itself back into net capital compliance. Refer to Note 7.

The Company has evaluated events subsequent to the statement of financial condition date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events, in addition to the one mentioned above, which took place that would have a material impact on its financial statements.

Note 6 - Recently Issued Accounting Standards

Financial Accounting Standards Board ("FASB") Accounting Standards Update ("ASU") 2014-09, Revenue from Contracts with Customers: Topic 606, also referred to as Accounting Standards Codification Topic 606 ("ASC Topic 606"), supersedes nearly all existing revenue recognition guidance under GAAP. ASC Topic 606 requires a principle-based approach for determining revenue recognition. The core principle is that an entity should recognize revenue to depict the transfer of goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. ASC Topic 606 is effective for the Company as of its year ended December 31, 2018. ASC Topic 606 had no material impact on the Company's financial statements.

Note 6 - Recently Issued Accounting Standards - Continued

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842), which supersedes the existing guidance for lease accounting. ASU 2016-02 requires lessees to recognize leases with terms longer than 12 months on their balance sheets. It requires different patterns of recording lease expense for finance and operating leases. It also requires expanded lease agreement disclosures. Lessor accounting is largely unchanged. ASU 2016-02 is effective for the Company as of its year ending December 31, 2019. Management has determined that ASU 2016-02 will not have a material impact on the Company's financial statements.

Note 7 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2018, the Company had net capital of $5,159 which was $1,065 deficient to its required net capital of $6,224; and the Company's ratio of aggregate indebtedness ($93,354) to net capital was 18.1 to 1, which is greater than the 15 to 1 maximum allowed.